Securities and Exchange Commission
                             Washington, D.C. 20549

                                 _______________

                                     Form 10
                                 ______________


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             PACIFIC WEBWORKS, INC.
             (Exact name of registrant as specified in its charter)

NEVADA                                                87-0627910
(State of incorporation)               (I.  R.  S.  Employer Identification No.)


                          180 South 300 West, Suite 400
                           Salt Lake City, Utah 84101
                                 (801) 578-9020
             (Address and telephone number of registrant's principal
               executive offices and principal place of business)



        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None
             _______________________________________________________

        Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $.001 per share

                                    BUSINESS

         The following description of Pacific WebWorks' business should be read in conjunction with the information included elsewhere in this registration statement. This section contains certain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed in the forward-looking statements as a result of certain of the risk factors set forth below and elsewhere in this registration statement.

         Our Business. We are primarily an engineering and management company which develops and sells business software technology for the Internet. We provide software tools for e-commerce, including shopping carts, point of sale, lead generation, lead distribution, security methods (including encryption), and search engine technologies. Our products allow businesses to build, manage, and maintain their own websites, sell products, generate leads, distribute information, and gain intelligence about their website visitors. Our products provide business owners with access to such services for a fraction of the costs typically incurred by large companies for similar services.

         Our Market. We market our products to small and medium-sized businesses which want total, one-stop solutions to Internet advertising, marketing, and sales concerns. Our typical "target" customers are businesses which would prefer to invest in technologies which allow them to develop functional, interactive Internet websites, rather than hiring information systems employees to develop such websites. The Internet is an interactive worldwide network of computers and data systems which allows users to retrieve data, purchase products, send and receive communications, and purchase or provide services. The Internet's use has grown substantially since it was first commercially introduced in the early 1990's. International Data Corporation estimates that the number of Internet users in the United States will grow from approximately 35 million in 1996 to approximately 160 million by 2000. The increase in the number of users has resulted in a rapid increase in the numbers of advertisers, products, and services on the Internet.

         The Internet software market is relatively large and continuing to expand. Currently, the vast majority of businesses with successful web strategies are those which have the financial resources to frequently update and re-design their websites. Such businesses either hire and retain "information systems" employees to develop, support, and maintain their websites, or alternatively purchase Internet services from multiple parties, integrate such services, and gather or purchase information on their markets to facilitate website updates. Our market, by contrast, consists of small to medium-sized businesses which desire the capability to quickly re-design their websites without incurring substantial costs or relying upon additional employees or multiple vendors. Our products provide small and medium-sized businesses with such flexibility, allowing businesses complete control of their websites.

         Our Product. We have developed software technology which we market under the name Visual WebTools(TM). Visual WebTools(TM) allows businesses to create and maintain websites. It is powerful, yet easy and intuitive to use. Visual WebTools(TM) allows a small business to quickly and easily create a website on the Internet, list itself with the major search engines, set up e-mail, and register a domain name. VisualWeb Tools(TM) provides all the tools needed to edit and maintain a website from any Internet-capable computer. It allows a user to create an online store front, generate sales leads, process credit cards, communicate with site visitors, and collect statistical information about who visits the website and what they do while they are there. It allows a business to create, manage, and maintain every aspect of its website at all times of the day or night. This functionality, combined with an easy to use visual interface, provides a point-and-click total Internet business solution for approximately three thousand dollars per year.

         Visual WebTools(TM) incorporates the following features:

         WebWizard. WebWizard allows businesses to quickly and easily create, update, modify, or enhance their websites. Changes can be made 24 hours a day, 7 days a week from anyplace in the world with an Internet terminal. WebWizard includes an easy to use but powerful preview interface which is referred to in the industry as "WYSIWYG" (What You See Is What You Get) which uses familiar "drag and drop" functions and which allows businesses to make website changes instantaneously. Changes are updated automatically and placed online within minutes. WebWizard gives businesses the ability to manipulate their websites' layout, colors, and content, and to move, resize, and cut and paste text, graphics, and tables. WebWizard also gives businesses a library of hundreds of graphics to use throughout the website, and the ability to upload graphics or files from a local hard drive directly into the website.

         WebShopper. WebShopper allows businesses to add "electronic storefronts" to their websites. We assist businesses in setting up merchant accounts and in facilitating secure credit card transactions through a collaboration with joint venture partners. WebShopper also provides a customizable product database. A business's products and all of its variables, such as price, color and size, can be entered into a password-protected product database, which can be updated or edited at any time. Customizable price and shipping modifiers, receipt options, sale flagging, product option variables and tax calculations are also available.

         WebChannels. WebChannels allows businesses to send e-mail to multiple clients simultaneously, creating marketing channels directly to customers. Businesses can send announcements, sales information, product updates, promotions, newsletters, jokes, or any other correspondence to clients at any time. WebChannels also allows subscribers to add or remove themselves from the automated e-mail database.

         WebProfiler. WebProfiler allows businesses to gather demographics on site visitors by creating custom questionnaires which provide direct feedback from site visitors. With WebProfiler, businesses can obtain information from target audiences, including, for example, levels of customer satisfaction or dissatisfaction and customer preferences with regard to new products or services. WebProfiler assists businesses in obtaining the information necessary to improve customer relations, improve products, run surveys and product specials, and gather additional information.

         WebStats. WebStats allows businesses to monitor website visits. It creates detailed reports about visits to their websites, which assist businesses to determine the effectiveness of changes to their websites and which pages on their sites draw the most interest. WebStats keeps a detailed two-year history of visits to and activity within our subscribers' websites, and can generate detailed reports of site activity. For example, it can generate reports which show year-long sales trends, identify product purchasers, or track the effectiveness of sales and promotions during specific time periods or from specific locations. WebStats retains this information in database format. We intend that future versions of WebStats will allow our customers to download and manipulate such information.

         WebWizard and WebShopper are our basic products and come in three progressive versions: "Retail," "Express," and "Pro." The "Express" and "Pro" versions provide additional product features and support options to the business. WebStats, WebProfiler, and WebChannels are available to our customers for an additional license fee.

         Sales and Marketing. We believe that our competitors are not effectively targeting our market niche: a total Internet based, end-to-end business solution for small- and medium-sized businesses. Our products allow businesses to generate leads, sell products, run sales promotions, capture demographic information about website visitors, communicate with website visitors, and obtain intelligent information about who is visiting their websites and what they are doing while they are there. Our products allow our customers to stay in complete control of their websites and provide tools which can facilitate a successful internet experience for them.

         We market and sell our products through re-seller channels, our internal sales force, outside sales agents, and strategic partners. We sell our products to resellers at wholesale, who then mark the products up and sell them at retail. As of July 15, 1999, we have entered into WebTools Reseller Agreements with six companies. Each end user must sign a purchase agreement with the reseller which the reseller must in turn provide to us. We then provide software to the resellers' own end users which allows such users to create Internet projects. We provide the initial reseller with training in the use of the software, but the reseller must provide all product support for the reseller's end users. The reseller is an independent contractor and is obligated to pay the amounts due under the agreement even if it does not receive payments from its end user.

         We have released and sold WebWizard Pro since late November, 1998, and WebWizard Express and WebWizard Retail since the first quarter of 1999. Sales have been conducted primarily by two of our resellers and have accounted for approximately $24,000 in gross sales revenue during 1998. During 1997 we had 41 clients, none of which accounted for more than 5% of our gross revenue. During 1998 we had a total client base of 85. Four clients each accounted for more than 5% of our gross revenues for that year. As of the second quarter of 1999, we have continued to increase our client base to several hundred. None of our clients have provided more than 5% of our gross revenues in 1999.

         We believe we may be able to develop a substantial presence in our target market through a combination of marketing strategy, unique proprietary technology, technical expertise, and early entry into our target market. We have structured a unique reseller program. We have also developed a trial version of Visual WebTools(TM), which can be provided to a business for evaluation purposes free of charge. Our products will allow a business to create, operate, and maintain a website for an initial one-year term, after which our customer may maintain its license by paying a monthly license fee of approximately 6% of the initial purchase price. We are also pursuing a national advertising campaign which will include television, radio, and print media.

         In the past, businesses which have attempted to maintain interactive websites and conduct business on the Internet have either developed technical expertise themselves, paid employees to create and maintain their websites, or retained contract "web professionals" to do so. We hope that Visual WebTools(TM) will allow small businesses, at a relatively small cost, to participate in Internet commerce by creating and managing their own Internet storefronts.

         Product Development. We acquired a large amount of source code, the underlying technology from which we program, from Innovative Research and Animated Design, Inc. (the "IRAD") in June of 1997. We believe that this code base provides us with a significant market advantage with advancements in the areas of Internet business technologies, including 3D animation and search engine technologies. We intend to incorporate these technologies into future versions of Visual WebTools(TM).

         We announced the release of WebWizard 2.0 in February  1999.  WebWizard
2.0 enhances WebWizard,  which is Visual  WebTools'(TM) base product.  WebWizard
2.0 simplifies the tasks of creating and maintaining websites. It incorporates Microsoft's ActiveX components directly into the interface, making WebWizard as easy to use as a word processor. The new WebWizard 2.0 supports online "drag and drop" functions for editing images, tables, and text. WebWizard 2.0 also supports online text editing, as well as infinite-level "undo" and "redo" functions. An extensive table editor has been added which allows simple resizing and quick editing of tables. The new import feature will allow current and older websites to be converted into the Visual WebTools(TM) environment quickly and easily. WebWizard 2.0 also includes an updated graphics and animation library, enhanced navigation support, and increased security.

          In February 1999, we also released WebShopper Pro, which includes support for merchant account functionality, real-time Internet credit card and personal check settlement, and fraud prevention features. WebShopper Pro supports and accepts all major credit cards and optional electronic checks on a real-time basis. We intend to expand the features of the Visual WebTools(TM) family during the remainder of 1999 by adding 3D animation, new site layout support, background images, additional graphic libraries, and private office features such as document sharing, and a shopping mall.

         Through June, 1999, we spent $506,132 in cash, of which approximately 60% was devoted to engineering costs, including research and development expenses. During 1998 and 1997, we spent approximately $235,000 and $105,000 in cash, respectively, of which approximately 60% was devoted to engineering costs, including research and development expenses. Such costs are passed on to purchasers in the cost of the product.

         Material Contracts. We are a party to the following material contracts:

         In January, 1998, we entered into an agreement with Electric Lightwave, Inc. for telecommunications, facilities, and Internet access. We currently pay $1,725.00 per month for such service. The contract is scheduled to expire December 31, 2001. We believe that we will be able to extend this contract on terms which are acceptable to us, but have no assurances that we can do so. However, we believe that we will be able to enter a new contract with a different service provider if the contract is not extended.

         In April of 1998 we entered into a Development, License, and Service Agreement with American Home Business Association (the "American Home") for development of a website for American Home. We agreed to create a website, customize our software, prepare a first version of the website, and put a company database on the Internet. We granted an exclusive license to American Home to use our search engine, "IQuest," for use only within the Internet Home Business Directory Industry. American Home pays us a $10,000 royalty fee per year. We provide maintenance for IQuest for a monthly fee of $250. We allow Home Business to use 4% of our current internet access capacity. We also provide enhancements to the software which we own. The agreement has a term of two years and will expire March 31, 2000.

         In February of 1999, we entered into an agreement with U.S. Merchant Systems, Inc. and IntelliPay, Inc., both located in Newark, California. U.S. Merchant Systems, Inc. provides merchant accounts to our clients. IntelliPay provides software which enables merchant accounts to communicate with Internet e-commerce applications. We integrated a merchant account and transaction processing which allows purchasers of Visual WebTools(TM) to accept all major credit cards and personal checks at point of sale from their website. We are also leveraging a relationship with a provider of Internet factoring, which will allow customers to make monthly payments on negotiated terms.

         Corporate Development. Our predecessor-in-interest was incorporated in the state of Nevada on May 18, 1987, as Asphalt Associates, Inc. (the "Asphalt Associates"). Asphalt Associates never established commercial business operations. On January 11, 1999 Asphalt Associates merged with Utah WebWorks, Inc., a Utah corporation (the "Utah WebWorks") and changed its name to Pacific WebWorks, Inc. Utah WebWorks owned a significant portion of the software technology which we currently use. The merger became effective January 11, 1999.

         Trademark, Licenses and Intellectual Property. On October 9, 1998 we filed a trademark application for Visual WebTools(TM). In December of 1998 the United States Patent and Trademark Office assigned Serial No. 567,136 to such mark. The trademark is currently pending. On July 9, 1999, we filed a Trademark application for Mainstreetsquare.com(TM), Cyberhaggle(TM), and Pricehunter(TM), all features of the online mall currently in development. Our success will depend, in part, on our ability to obtain and protect our trademark and trade secrets and operate without infringing upon the proprietary rights of others in the United States and other countries. If we were to become involved in a dispute regarding our intellectual property, it could become necessary for us to participate in interference proceedings before the United States Patent and Trademark Office to determine whether we have a valid claim to the rights involved. We could also be forced to seek a judicial determination concerning the rights in question. Such proceedings could be costly and time consuming, even if we were to eventually prevail. Should we not prevail, we could be forced to pay significant damages, obtain a license to the technology in question, or stop marketing one or more of its products.

         We  also  rely  upon   trade   secrets,   proprietary   know-how,   and
confidentiality provisions in agreements with employees, consultants, and resellers to protect our intellectual property rights. There are risks that these other parties may not comply with the terms of their agreements with us, and that we may not be able to adequately enforce our rights against such parties.

         We have adopted a policy of requiring its employees and resellers to execute confidentiality agreements when they commence employment with us or resell our products. These agreements generally provide that all confidential information developed or made known to the employees or resellers during the course of their relationships with us is to be kept confidential and not disclosed to third parties, except under certain specific circumstances. In the case of employees, the agreements also provide that all inventions conceived by the employees in the course of their employment will be our exclusive property.

         Employees. We currently employ 21 people, 20 of which are full-time employees and one of which is part-time. Our employees are not presently covered by any collective bargaining agreement. We believe that our relations with our employees is good, and we have not experienced any work stoppages.

         Reports to Security Holders. Following the effective date of this registration statement, we will be required to comply with the reporting requirements of the Securities Exchange Act of 1934 ( the "Exchange Act") and will file annual, quarterly, and other reports with the Securities and Exchange Commission (the "SEC"). We also will be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish an annual report with audited financial statements to our stockholders. We currently use an investor relations firm, Columbia Financial Group, and interested persons may call at (888) 301-6271. Also, interested persons may visit our website at www.pWebWorks.com.

         Available Information. Copies of this registration statement may be inspected, without charge, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Denver Regional offices of the SEC located at 1801 California Street, Suite 4800, Denver, Colorado 80202. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. Copies of this material also should be available through the Internet by using the SEC's EDGAR Archive, the address of which is http://www.sec.gov.

                   RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

         An investment in our common stock is very risky. Potential investors should carefully consider the factors discussed above, in addition to the information contained in the remainder of this registration statement, before purchasing our common stock. This registration statement contains forward-looking statements that involve risks and uncertainties. Many factors, including those described below, may cause actual results to differ materially from anticipated results.

         We have a limited operating history and we cannot be certain of future progress or profitability. We were incorporated in 1987, but did not operate as a business until 1997. We only recently started marketing our software products through resellers. We may encounter financial, managerial, technological or other difficulties as a result of our lack of operating history. Although we anticipate that our operating revenue will increase in the future, we cannot guarantee that our revenues will exceed our operating expenses.

         Our quarterly results could fluctuate and we cannot be certain that future results will be similar to past results. We have consistently incurred losses since our formation. Our operating results in the future may vary significantly, depending on factors such as revenue from product sales and license fees, announcements and launches of new products and services, market acceptance of new and enhanced versions of Visual WebTools(TM) and related products, changes in our operating expenses, changes in our business strategy, and general economic factors. Our revenues will also be difficult to forecast because the markets for our products and services are evolving and our revenues in any period could be significantly affected by new product announcements or launches by our competitors, as well as by such competitors' development of alternative technologies. We do not believe that period-to-period comparisons of our results of operations will necessarily provide investors with meaningful data for the foreseeable future because of our lack of active operations in such earlier periods.

         Our industry is subject to rapid technological change with which we may not be able to keep up. Internet industries change rapidly. Accordingly, our operating results will depend upon our ability to successfully compete. Our ability to successfully compete, in turn, will depend upon a number of factors, including our ability to successfully maintain and sell existing products, our ability to conceive, develop, improve, and market new products, our ability to identify and take advantage of emerging technological trends within its target markets, and our ability to respond effectively to technological changes or new product announcements by competitors. We believe that we will need to make continuing significant expenditures for research and development in the future. Risks exist that we may not be able to successfully develop new products or, if we do, that such products may not be accepted by the market.

         We are subject to intense competition and we may not be able to compete successfully in the market. Our markets are new, competitive, and subject to rapid technological change. We face competition in the overall Internet software market, as well as in the website building market. We expect competition to persist, increase, and intensify in the future as the markets for our products and services continue to develop and as additional competitors enter our market.

         Currently, in our estimation, few major competitors offer products comparable the Visual WebTools(TM) product family. "Yahoo! Store" is our most significant competitor, with its brand name recognition and significantly greater financial, technical, marketing, and managerial resources. Our success in our target market will depend upon our ability to build name brand recognition and to provide cost-effective products and services to our customers. We may be unable to compete effectively with current and future competitors.

         We depend on our management, which may leave us at any time. We depend upon the efforts and abilities of our officers, directors, and certain key employees. Should we lose the services of one or more of these persons, such loss could have a material adverse effect on our operations.

         We depend upon our proprietary rights, none of which can be completely safeguarded against infringement. Our ability to compete effectively will depend, in part, upon our ability to protect our proprietary source code and Visual WebTools(TM) through a combination of licenses and trade secrets. Competition in our market is intense and our competitors may independently develop or obtain patents on technologies that are substantially equivalent or superior to those incorporated into Visual WebTools(TM).

         Intellectual property rights, by their nature, are uncertain and involve complex legal and factual questions. We may unknowingly infringe upon the proprietary rights of others, thereby exposing us to significant liability and/or damages. We are not aware of any third party intellectual property rights which would prevent us from marketing and developing Visual WebTools(TM), although such rights may exist. If we were to infringe upon the intellectual property of another party, we could be forced to seek a license to such intellectual property rights or alter the products or processes so they no longer infringe upon such rights. If we were required to attempt to obtain a license to another party's proprietary rights, such efforts would be expensive, and might be unsuccessful.

         We also rely upon trade secrets and other unpatented proprietary information in our product development activities. To the extent we rely upon confidential information to maintain our competitive position, other parties may independently develop the same or similar information. We seek to protect trade secrets and proprietary knowledge in part through confidentiality agreements with our employees, resellers, and collaborators. Such agreements may not effectively prevent disclosure of our confidential information and may not provide us with an adequate remedy in the event of unauthorized disclosure of such information. If employees or collaborators develop products independently that may be applicable to our products under development, disputes may arise about ownership of proprietary rights to those products or services. Protracted and costly litigation could be necessary to enforce and determine the scope of our proprietary rights. It would be impossible to predict whether such litigation might be successful. Our failure to obtain patent and trade secret protection, for any reason, could have a material adverse effect on our business, financial position and results of operations.

         We may need additional capital and be unable to raise it. We believe, based on our current expenditure rate, that we will need additional financing by the fall of 1999. Therefore, our success will depend upon our ability to access equity capital markets and borrow on terms that are financially advantageous to us. We rely upon revenues from resellers, license agreements, and product sales. We may not be able to obtain additional funds on acceptable terms. If we fail to obtain funds on acceptable terms, we might be forced to delay or abandon some or all of our business plans, which could have a material adverse effect on us. If we are unable to obtain additional capital, we may not have sufficient working capital to develop products, finance acquisitions, pursue business opportunities, or meet reporting requirements. If we borrow funds, we could be forced to use a large portion of our cash reserves to repay principal and interest on such funds. If we issue our securities for capital, the interests of investors and shareholders could be diluted.

         Our products are complex and may be subject to error complaints from our customers. Visual WebTools(TM) is complex and may contain errors, defects, and "bugs". We have detected such errors, defects, and bugs in the past and have corrected them as quickly as possible. Correcting any defects or bugs we may discover in the future may require us to make significant expenditures of capital and other resources. Despite our continuing tests, users may find errors or defects in Visual WebTools(TM) which could cause additional development costs or result in the loss of (or delays in) the market acceptance of Visual WebTools(TM). As of this date, we have no knowledge of any errors, defects, or bugs in our software.

         Our stock price is volatile and is not in our control. In recent years the stock market in general, and the market for shares of high technology
Internet companies in particular, have each experienced extreme price fluctuations. In many cases these fluctuations have been unrelated to the operating performance of the affected companies. The trading price of our common stock may be subject to extreme fluctuations in response to both business related issues (such as quarterly variations in operating results, announcements of new products developed by us, or announcements from our competitors) and stock market-related influences (including, but not limited to, changes in analysts' estimates, the presence or absence of short selling of our common stock, and events affecting other companies which the market believes might affect us).

         We may have problems as a result of the year 2000 problem. We rely upon computer systems, applications, and devices in operating and monitoring all of the major aspects of our business, including financial systems (such as general ledger, accounts payable, and payroll modules), customer service, networks, telecommunications equipment, and developing and manufacturing end products. In addition, we provide our services and products over the Internet, which is a computer-based medium. Our internal systems may be materially affected by the year 2000 problem. Even if our internal systems are not materially affected by the year 2000 problem, we could be affected by such problems with the operations of our suppliers, contractors, customers, or other persons or entities with which we interact. Despite our efforts to minimize the potential impact of the year 2000 problem on its internal systems and operations, we may suffer a material disruption of our business as a result of this problem. This could have a material adverse effect on us.

         The future sale of common stock could pose investment risks, including substantial dilution to our shareholders. The market price of our common stock could drop as a result of sales of the common stock in the market after the effective date of this registration statement, or the perception that such sales could occur. These factors could also make it more difficult for us to raise funds through future offerings of our common stock. There will be a total of 10,000,000 shares of common stock outstanding immediately after the Effective Date. The common stock will be freely transferable without restriction or further registration under the Securities Act of 1933 (the "Securities Act"), except for any common stock held by our "affiliates," as defined in Rule 144 under the Securities Act. We also have 3,960,000 shares of common stock outstanding that are freely transferrable without restriction under the Securities Act. The remaining 6,040,000 shares of common stock outstanding will be "restricted securities," as defined in Rule 144. The common stock may be sold in the future without further registration under the Securities Act to the extent such sales are permitted by Rule 144 or any other exemption under the federal securities laws.

         We have a short market history which does not provide our investors with extensive information. There has not been a large public market for our equity securities, and our common stock has traded on the over-the-counter market only since January of 1999. We do not know the extent to which investor interest in our stock will lead to the development of an active trading market for such stock, or how liquid that market might be. Investors may be unable to resell their common stock at or above the price they pay for the common stock.

         We have not paid dividends. We have never paid a dividend on our common stock. We intend to retain future earnings to finance our growth and development and do not plan to pay cash dividends in the foreseeable future.

         We have a new product in a developing market which may not work properly. Visual WebTools(TM) is based on software technology which has been used for approximately two years. We have refined Visual WebTools(TM) by adding additional functions, including but not limited to e-commerce capabilities. Our success will depend largely on its ability to further refine and continue to develop Visual WebTools(TM) and other products. If Visual WebTools(TM) does not achieve significant market acceptance and usage, we could suffer material adverse effects in our business.

         The primary markets for Visual WebTools(TM) have only recently begun to develop and are rapidly evolving. As is typical of new and rapidly evolving industries, demand for (and market acceptance of) products and services that have been released recently or that are planned for future release are subject to a high level of uncertainty. If Visual WebTools(TM) does not achieve market acceptance, we could suffer material adverse effects.

         Our markets are highly dependent on the use of the Internet. A number of critical issues concerning the commercial use of the Internet, including security, reliability, capacity, taxation, costs, ease of use, access, quality of service, and acceptance of advertising, remain unresolved and may retard the growth of the Internet for commercial applications.

         We will need to manage our growth, even if we grow quickly. We hope to achieve rapid growth, both with respect to our sales and operations and with respect to the number and complexity of our products. Several members of our key management team only recently joined us. See "Directors and Executive Officers." Our growth, coupled with the rapid evolution of our markets, has placed, and is likely to continue to place, significant strains on our administrative, operational, technical, and financial resources and increased demands on our internal management systems, procedures, and controls. If we are unable to manage our growth effectively, our business and our financial condition could suffer material adverse effects.

         We will be dependent upon license renewal which cannot be assured to occur. We intend to provide small to medium-sized businesses with a relatively inexpensive, easy-to-use product which will allow them to create and maintain websites. We expect to derive revenues from user licenses and license renewals and to increase the brand recognition of Visual WebTools(TM) among users through such relationships. Our success in establishing Visual WebTools(TM) as a recognized brand name and achieving its acceptance in the market will depend in part on our ability to continually engineer and deliver new product technologies and superior customer service, so that customers renew their licenses year after year.

         We may be subject to increased regulations and may be exposed to liability for information retrieved from the Internet. Other than the laws and regulations applicable to businesses generally, we are aware of few laws and regulations which expressly apply to access and commerce on the Internet. Due to the increased popularity and use of the Internet, however, it is possible that new laws and regulations may be adopted with respect to the Internet relating to issues such as user privacy, pricing and characteristics, and content and quality of products and services. For example, we may be subject to the
provisions   of  the   Communications   Decency  Act,   which  if  found  to  be
constitutional, could expose us to substantial liability. The adoption of any such laws or regulations could retard the growth or the use of the Internet, which could adversely affect the demand for our products and services. Such laws or regulations could also result in significant additional costs and technological challenges for us in complying with any mandatory requirements. Further, several states have attempted to tax online retailers and service providers, even when such parties have no physical presence in the state. The federal government has imposed a three-year moratorium on taxation of Internet commerce. We cannot predict what effect the lapse of this three-year period will have on our business operations. In addition, plaintiffs have brought claims, and sometimes obtained judgments, against online service providers for defamation, negligence, copyright or trademark infringement, or under other theories with respect to materials disseminated through those the Internet. We may be subject to similar claims.

         We may be subject to risks associated with global operations, including fluctuating currency exchange rates and political instability. Visual WebTools(TM) is designed for national and international markets and we plan to include translation and localization support. As a result, we may derive substantial portions of its future revenues from customers outside the United States. Our ability to expand products and services internationally will be limited by the general acceptance of the Internet in other countries. In addition, international operations are subject to a number of risks, including costs of localizing products and services for international markets, dependence on independent resellers, multiple and conflicting regulations regarding communications, restrictions on use of data and internet access, longer payment cycles, unexpected changes in regulatory environments, import and export restrictions and tariffs, difficulties in staffing and managing international operations, greater difficulty or delay in accounts receivable collection, potentially adverse recessionary environments and economies outside the United States, and political and economic instability. Furthermore, we expect that our export sales will be denominated predominately in United States dollars. Therefore, an increase in the value of the United States dollar relative to other currencies could make our products and services more expensive and potentially less competitive in international markets.

         None of our shareholders is subject to a lock-up, and some of our shareholders may immediately sell their shares and depress our stock price. Our current stockholders have not entered into any agreements which restrict their ability, by contract, to sell or otherwise dispose of their common stock. As a result, our stockholders will be able to sell any and all of their shares of common stock, subject to applicable federal securities laws. Sales and distributions of substantial amounts of our common stock in the public market, whether by reason of this registration statement or by existing shareholders, could adversely affect the prevailing market price for our securities.

         Our registration statement contains forward-looking statements which may in the future prove to be inaccurate. We have included forward-looking statements in this registration statement. The information contained in this registration statement includes information based on trends or other forward-looking statements that involve a number of assumptions, risks, and uncertainties. The actual results of our operations could differ materially from our historical results of operations and those discussed in the forward-looking statements. The forward-looking statements are based on our management's beliefs, as well as assumptions management has made based on currently available information. Words such as "anticipate," "believe," "estimate," "plan," "expect," "intend," and words or phrases of similar import, as they relate to us or our management, are intended to identify forward-looking statements. The forward-looking statements should be read in light of these factors and the factors identified elsewhere in this registration statement.

                              FINANCIAL INFORMATION

The financial information set forth below with respect to our statements of operations for each of the years in the two-year period ended December 31, 1998, and with respect to our balance sheets at December 31, 1997 and 1998, is derived from financial statements included elsewhere in this registration statement which have been audited by our independent certified public accountants, Crouch Bierwolf & Chisholm, and is qualified by reference to such financial statements and notes related thereto. The financial data for the three month periods ended March 31, 1998 and March 31, 1999 are derived from our unaudited financial statements included elsewhere in this registration statement and, in the opinion of our management, includes all adjustments (consisting only of normal, recurring adjustments) necessary to present fairly the information set forth. The results for the three months ended March 31, 1999 are not necessarily indicative of the results that we can expect for the full year. The following selected financial data should be read in conjunction with our financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Result of Operation".


                                                            Year Ended                    Three Months Ended
                                                            December 31,                        March 31,
                                                     ----------------------             ------------------------
                                                     1997              1998             1998               1999
                                                     ----              ----             ----               ----
Revenues:
   Product Sales.................................... $94,014           $172,395          $69,173           $4,499

         Total revenues..............................$94,014           $172,395          $69,173           $4,499

Operating costs and expenses:
   Selling, general and administrative...............$163,021          $312,099          $61,916            $184,159
   Non-recurring charges.............................0                 0                 0                  0
         Total costs and expenses....................$163,021          $312,099          $61,916            $184,159

Income (loss) from operations........................($69,007)         ($139,704)        ($7,257)           ($179,660)

Interest expense.....................................($3,500)          ($10,761)         0                  0
Interest income and other, net.......................$3,755            0                 0                  0
Income (loss) from continuing operations
 before income taxes and minority interest.......... ($68,752)         ($150,465)        ($7,257)           ($179,660)

Income tax expense (benefit).........................0                 0                 0                  0

Income (loss) from continuing operations............ ($69,007)         ($139,704)        ($7,257)           ($179,660)
Income (loss) from discontinued operations.......... 0                 0                 0                  0
Net income (loss)....................................($69,007)         ($139,704)        ($7,257)          ($179,660)

Per Common Share Amounts:
Income (loss) from continuing operations...........  (68.75)           (150.46)          9.17               (0.02)
Income from discontinued operations................. 0                 0                 0                  0
Net income (loss)....................................(68.75)           150.46)           9.17               (0.02)

Shares used in computing per share amounts......     1000              1000              1000                8,333,500

Balance Sheet Data:
Cash and cash equivalents...........................$5,440            $9,306            $5,198               $549,679
Total Assets........................................$61,092           $55,970           $72,639              $623,676
Long-term obligations, including current
portion.............................................0                 0                 0                    0
Redeemable, convertible preferred shares........... 0                 0                 0                    0
Accumulated deficit.................................($68,752)         ($219,217)        ($69,352)            ($398,877)
Shareholders' equity (deficit)......................($58,752)         ($209,217)       ($49,579)             ($611,123)

See Notes to Financial Statements for information concerning the computation of per share amounts.

                       MANAGEMENT DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following Management Discussion and Analysis of Financial Condition and Plan of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those factors set forth under the section entitled "Risk Factors" and elsewhere in this registration statement.

         Overview. Our products allow small to medium-sized businesses to build, manage, and maintain their own websites, sell products, generate leads, distribute information, and gain intelligence about their website visitors. Originally, we focused on providing professional services for the Internet on an hourly basis. After April, 1998, management shifted its focus to development and sale of software products. This decision was based on management's vision of our company, market conditions, and the type and amount of technology we had already acquired or developed. In March, 1998, we began development of new Internet software which was completed by November 1998. We market our software technology under the brand name "Visual WebTools(TM)", which incorporates proprietary intellectual property rights which we either own or license. We intend to target small to medium-size businesses and create a reseller network through licensing arrangements with other portal or website providers.

         Our predecessor-in-interest was a development stage company which did not generate any revenues. As of April 1, 1999, after our merger with Utah WebWorks, we had an accumulated loss of approximately $179,660. We expect our operating losses to continue until we develop a sufficient reseller network and enter into sufficient licensing agreements to cover our operating expenses.

         Reverse merger treatment. Our predecessor-in-interest was incorporated in the state of Nevada on May 18, 1987, as Asphalt Associates, Inc. Asphalt Associates never established commercial business operations. On January 11, 1999, Asphalt Associates completed a merger with Utah WebWorks, Inc., a Utah corporation. The Nevada corporation was the surviving entity in that transaction and, as part of the transaction, changed its name to "Pacific WebWorks, Inc." At the time of the merger, Utah WebWorks owned a significant portion of the intellectual property which we currently use. As a result of the merger, the former shareholders of Utah WebWorks obtained 50% of the voting power of the combined companies. Accordingly, in conformance with generally accepted accounting principles, the merger has been accounted for as a "reverse merger" and the accounting survivor is Utah WebWorks. The financial statements for the fiscal year ended December 31, 1998 are those of Asphalt Associates because the merger was effected on January 11, 1999. This discussion will rely on the proforma consolidated unaudited financials for the year ended December 31, 1998.

         Stock Split and Change in Par Value. In December 1998, we authorized a 4-for-1 forward stock split. Unless otherwise noted in this registration statement all share amounts reflect the forward stock split.

         Results of Operations. The following table summarizes the results of our operations for the years ended December 31, 1997 and 1998 and for the interim period ended March 31, 1999.


                               Year ended          Year ended      Interim Period Ended
                          December 31, 1997     December 31, 1998    March 31, 1999
                          -----------------     -----------------    --------------
Revenues                        $94,014              $172,395          $4,499

General & Administrative       $163,021              $312,099          $184,159

Total Operating Expense..      $163,021              $312.099          $184,159

Operating Income/Loss.         ($69,007)             ($139,704)        ($179,660)

Interest Expense/
     Driving Exp.  (Prof.)     ($3,500)              ($10,761)

Other Income                   $3,755                0                 0

Net Profit (loss)              ($68,752)             ($150,465)       ($179,660)


         Our expenses have exceeded our revenues for each fiscal period since our inception. We have generated $4,499 in revenues from product sales and licensing fees for our software technology during the first quarter of 1999. We hope that our revenues will increase as a result of our efforts to build a larger reseller network to market Visual WebTools(TM). We expect that, as we implement our business plan, our revenues will grow, along with the burdens generally associated with larger revenues, including increased burdens on our managerial, accounting, and technical personnel.

         Quarterly Trends. We do not anticipate significant "seasonal" changes in our operations. We hope that revenues will grow consistently over the next five years, but we believe that increases (or decreases) in our revenues should be reasonably steady from quarter to quarter. We believe our revenues will come from product sales and licensing agreements with resellers.

         Liquidity and Capital Resources. Since our inception, we have funded our cash requirements through issuances of our common stock. We have used the funds from those transactions to fund our investments in and development of our technology, to provide working capital, and for general corporate purposes. In December, 1998, we sold 840,000 common shares to two accredited investors for $1,000,000. As of the year ended December 31, 1998, we posted current assets of $1,000,000, with no liabilities, resulting in a positive net worth of $1,000,000. Our operating losses were $150,465 in 1998 and were funded primarily by equity transactions.

         Pursuant to the Merger Agreement, Asphalt Associates loaned $250,000 to Utah WebWorks as a 30 day interest free loan which was converted into equity in the merged entity on January 11th, 1999. The $250,000 was used to pay off an outstanding note payable which decreased our total liabilities and the remaining $750,000 is held in escrow to be disbursed over the next nine months. Also, the management of Asphalt Associates resigned and the management and board of Utah WebWorks filled the vacancies. As a result of these transactions, our financials show total assets of $623,676 for the period ended March 31, 1999, which includes cash or cash equivalents of $549,679. With total liabilities of $12,553, we posted a positive net worth of $614,721. We experienced operating losses of $179,660 for the three months ending March 31, 1999.

         A summary of our audited balance sheets for the years ended December 31, 1997 and December 31, 1998 and our interim statements for March 31, 1999 are as follows:

                             Year ended            Year ended            Interim Period Ended
                             December 31, 1997     December 31, 1998     March 31, 1999
                             -----------------     -----------------     --------------------
Cash/Cash Equivalents            $5,440                  $9,306                $549,679
Current Assets                   $34,551                 $20,534               $567,473

Total Assets                     $61,092                 $55,970               $623,676

Current Liabilities              $119,844                $265,187              $12,553
Total Liabilities                $119,844                $265,187              $12,553

Total Stockholder Equity         ($58,752)               ($209,217)            $611,123

Total Liabilities
     & Stockholder Equity        $61,092                 $55,970               $623,676

         With the infusion of cash from the Merger Agreement, we believe we have sufficient resources to continue our product development efforts and to continue our sales, marketing, and promotional activities for Visual WebTools(TM). However, we operate in a very competitive industry in which large amounts of capital are required in order to develop and promote products. Many of our competitors have significantly greater capital resources than we do. We believe we will need to continue to raise additional capital, both internally and externally, in order to successfully compete.

         We currently estimate that we will require between $1,500,000 and $2,500,000 to fully develop our products and services. The current products have been marketed and sold since March of 1999. Actual development costs will depend on a number of factors, including

         -  our  ability  to  negotiate  favorable  licensing   agreements  with
            resellers; - the number of our resellers;

         -  the software and services for which they subscribe;

         -  the nature and success of our products and services;

         -  regulatory changes; and changes in technology.

         In addition, our actual expenses and revenues could vary materially from the amounts we anticipate or budget, and such variations may affect the additional financing needed for our operations. Accordingly, there can be no assurance that we will be able to obtain the capital that we will require.

         To the extent that we acquire the amounts necessary to fund our business plan through the issuance of equity securities, our then-current shareholders may experience dilution in the value per share of their equity securities. The acquisition of funding through the issuance of debt could result in a substantial portion of our cash flows from operations being dedicated to the payment of principal and interest on that indebtedness, and could render us vulnerable to competition or economic downturns.

         OTC Bulletin Board Eligibility Rule. In January of 1999, the SEC granted approval to the NASD OTC Bulletin Board Eligibility Rule 6530 which requires a company listed on the OTC Bulletin Board to be a reporting company and current in its reports filed with the SEC. As a result of this rule change we have filed this registration statement in order to become a fully reporting company and list our common stock on the OTC Bulletin Board. The SEC reporting requirements will add additional expenses to our operations, including the expense of filing this registration statement and preparing annual and quarterly reports. If the SEC does not reach a position of no comment with regards to this registration statement prior to our deadline date of August 1999, we may lose our listing on the OTC Bulletin Board, which would adversely effect the market for our common stock.

         Year 2000 Compliance. We have completed a review of our computer systems and operations to determine the extent to which our business could be vulnerable to potential errors and failures as a result of the "year 2000" problem. The year 2000 problem results from the use of computer programs which were written using only two digits (rather than four digits) to define applicable years. On January 1, 2000, any clock or date recording mechanism, including date-sensitive software which uses only two digits to represent the year, could interpret a date of "00" as the year "1900," rather than the year "2000." This could result in system failures or miscalculations, causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, provide services or engage in similar activities. These failures, miscalculations and disruptions could have a material adverse effect on our business, operations, and financial condition.

         We believe, based on our review of our operations and computer systems, that our significant computer programs and operations will not be materially affected by the Year 2000 problem, and that we can modify or replace the programs that will be affected by the end of 1999 at a cost which will not be significant. Under a reasonably likely worst case scenario, however, our computer systems and/or operations could be materially affected by the Year 2000 problem.

         In addition to our own properties and computer systems, we rely on operations and computer systems of third party customers, financial institutions, vendors and other parties with or through which we conduct business (such as utilities, Internet service providers, and the owners of communications backbones).

         We have prioritized our year 2000 efforts in an effort to protect, to the extent possible, our business and operations. Our first priority will be to protect our critical operations, such as those systems and applications that we use to provide various resellers and customers with access to Visual WebTools(TM), from incurring material service interruptions that could occur as a result of the year 2000 transition. To this end, we have attempted to identify any element within our business operation (including elements relating to third party relationships) that could be materially impacted by the year 2000 date change, and has attempted to determine the risks to our continuing business operations as a result of an adverse effect resulting from that date change.

         We generally require our resellers and suppliers to warrant that they are year 2000 ready. We have purchased most of our mission-critical systems from such third-party vendors. We have attempted to identify the resellers and third parties with which we have contractual relationships which may not be year 2000 compliant by the end of 1999, and we have adopted contingency plans which we believe will mitigate any adverse impact to our business operations resulting from those vendors' or third parties' inability to perform their contractual obligations. Our contingency plans include preparing and using backup copies of our financial records, determining the availability and reliability of alternate network and backbone communication systems, and scheduling additional phone center, repair, support, and administrative personnel to be on hand on the transition date.

                                   PROPERTIES

         We currently lease 8,500 square feet of commercial office space in the Westgate Business Center in Salt Lake City, Utah 84101. The building has a total of 200,000 square feet of office and common space and serves as our main office and production facility. We pay $8,610 each month for our lease and an additional $720 for parking stalls, which we believe is typical for similar premises in the area currently available for lease. The current lease is for a three year term and will expire on December 31, 2001.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

         The following table sets forth, as of July 15, 1999, the beneficial ownership of our outstanding common stock of: (i) each person or group known by us to own beneficially more than 5% of our outstanding common stock, (ii) each of our executive officers, (iii) each of our directors, and (iv) all executive officers and directors as a group. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The inclusion of any shares as beneficially owned does not constitute an admission of beneficial ownership of those shares. The percentage of beneficial ownership is based on 10,000,000 shares of common stock outstanding as of July 15, 1999.

                            CERTAIN BENEFICIAL OWNERS

                                           Common Stock Beneficially Owned
                                           -------------------------------
Name and Address of                  Number of Shares of
Beneficial Owners                    Common Stock            Percentage of Class
-------------------------------      -------------------     -------------------
Net Strategic Investments, LLC(1)        1,107,500                 11.08%
1986 E.  Falcon Hill Circle
Sandy, Utah 84092


                                   MANAGEMENT

                                           Common Stock Beneficially Owned
                                           -------------------------------
Name and Address of                  Number of Shares of
Beneficial Owners                    Common Stock            Percentage of Class
                                     -------------------     -------------------

Lamar P.  Taylor                          1,665,000(2)              16.7%
180 South 300 West, Suite 400
Salt Lake City, Utah 84101

Allan E.  Oepping                           725,000                 7.3%
180 South 300 West, Suite 400
Salt Lake City, Utah 84101

Eric K.  Schmitter                          500,000                 5.0%
180 South 300 West, Suite 400
Salt Lake City, Utah 84101

Benjamin A.  Black                          500,000                 5.0%
180 South 300 West, Suite 400
Salt Lake City, Utah 84101

All executive officers and
     directors as a group                 3,364,500               33.65%



--------

          (1) Christian Larsen's father owns all of the outstanding stock of Net Strategic Funding, Inc., the corporation which owns all of the interest of Net Strategic Investments, LLC. Mr. Christian Larsen has disclaimed beneficial ownership of such shares.

          (2) Mr. Taylor is one of two members of LVT Associates, LLC and shares voting and investing power with such LLC.

                        DIRECTORS AND EXECUTIVE OFFICERS

          Our directors, executive officers and key employees, as of the date hereof, and their respective ages and positions with us are set forth below. Biographical information for each of those persons is also presented below. Our executive officers are chosen by our Board of Directors and serve at their discretion. Christian Larsen and Bryan Larsen are brothers.

Directors and Officers

         Name                       Age     Position Held
         ----                       ---     -------------
         Christian R.  Larsen       25      Director, President,
                                                Acting Chief Executive Officer
         Mark S. Jensen             42      Chief Operating Officer
         Bryan R. Larsen            22      Secretary, Treasurer
         Lamar P. Taylor            37      Director
         Allan E. Oepping           24      Director
         Eric K. Schmitter          24      Director
         Benjamin A.  Black         27      Director

Christian R. Larsen: Mr. Larsen serves as President and Acting Chief Executive Officer of Pacific WebWorks and has done so since April 1999. He will serve as President until April of 2000. In July, 1993 he started Innovative Research and Animated Design, Inc. (the "IRAD") which developed custom and commercial software for animation and special effects. IRAD grew to a Company employing 28 individuals. He has seven years' experience providing computer consulting and business management services. Mr. Larsen filed a Chapter 7 voluntary bankruptcy petition in May of 1997 in the District of Utah Central Division of the United States Bankruptcy Court, which was discharged in September of 1997.

Mark S. Jensen: Mr. Jensen serves as Chief Operating Officer of our company. He joined us in June, 1999, after spending eighteen years in sales, operations, and services in the software industry. He graduated with a B.A. in Business Administration and Marketing from Weber State University in 1981.

Bryan R. Larsen: Mr. Larsen serves as Secretary and as a Treasurer. He started with Utah WebWorks in January of 1998 as an administrative assistant and was elected Secretary of that company in September of 1998. He has been employed as a woodworker and a delivery driver. He attended Salt Lake Community College in Salt Lake City, Utah during 1994.

Lamar P. Taylor: Mr. Taylor was the founder of Utah WebWorks, Inc. He currently serves as a Director of the Company. He served as President for Utah WebWorks from April of 1997. He specialized in 3D computer animation between 1991 and 1993. He worked as a senior animator for IRAD, producing two dimensional and three dimensional computer animation for television commercials, promotional videos and medical simulations during 1994 to 1997. He received his B.A. with Honors, from California State University, Los Angeles in 1991.

Allan E. Oepping: Mr. Oepping serves as a Director. As of January of 1999 he is Pacific WebWorks' Vice President of Engineering. He has fourteen years' experience working with computer hardware and software. He started with Utah WebWorks in November of 1997 as an independent consultant, then became the Technical Director in August of 1998. He was the head programmer for IRAD for five years. He attended Salt Lake Community College in Salt Lake City, Utah during 1994. Mr. Oepping filed a Chapter 7 voluntary bankruptcy petition on March 2, 1998, in the District of Utah, Central Division of the United States Bankruptcy Court. The petition was discharged on June 12, 1998.

Eric K. Schmitter: Mr. Schmitter serves as a Director. He started with Utah WebWorks as the Creative Director in April of 1997. He has two years experience in animation and two years experience in software sales. He attended the University of North Texas during 1993 and the University of Utah in 1994. In 1988, Mr. Schmitter filed a Chapter 13 voluntary bankruptcy petition, which later converted to a Chapter 7, in the District of Utah, Central Division, of the United States Bankruptcy Court. The petition was subsequently discharged later that year.

Benjamin A. Black: Mr. Black serves as a Director. He has three years experience in software development programming. He has worked as Senior Programmer for Utah WebWorks since April of 1997. He was an important programmer at IRAD during 1994 through 1997. In 1995 he received his Associate of Science degree in electronics technology from Salt Lake Community College in Salt Lake City, Utah.

         Board of Directors: Our Articles of Incorporation provide for a Board of Directors consisting of at least 3, but no more than 9 persons. Our directors serve for terms of one year.

                             EXECUTIVE COMPENSATION

         During the past two fiscal years, no executive officer has been paid compensation which exceeds $100,000. During 1997 no executive officer received cash compensation, bonuses, stock appreciation rights, long term compensation, stock awards or long-term incentive rights. In December of 1998, Mr. James R. Glavas, our former President, received 120,000 common shares, valued at $12,000 ($0.10 per share) for services rendered during 1998. None of the current officers and directors received compensation from us during our last fiscal year because the merger was not effective until January 11, 1999.

         Compensation of Directors. We do not have any standard compensation arrangements for our directors.

         Employment Contracts. We have adopted a policy to enter into employment agreements with our senior management, and entered into employment agreement with each of our managers in April of 1999. Each agreement is effective for one year and will be automatically renewed annually unless terminated. Mr. Larsen, our Chief Executive Officer, will receive an annual base salary of $60,000 and bonuses not to exceed an additional $65,000. Mr. Jensen, our highest paid officer, will receive a base salary of $75,000 and bonuses not to exceed another $75,000. Each of our senior managers receives medical insurance. Each may be terminated for cause if he or she acts improperly or negligently in his position, engages in dishonest or illegal conduct, and/or breaches our policies and procedures. Each may be terminated for disability if he fails to perform duties for 90 consecutive days for mental or physical health reasons. Each promises to not compete with us for a period of one year after his or her employment expires or terminates, unless he assures us in writing that confidential and proprietary information will not be jeopardized. All inventions and improvements in our products or methods of conducting business shall remain our property. Each agrees not to solicit employees, customers or others for a period of two years after the termination of his employment. After termination or resignation, each agrees not to disclose or use confidential or proprietary information. The agreements provide compensation if we have a change in control or if the person resigns, or the employment is terminated.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The following information summarizes certain transactions we have either engaged in during the past two years or proposes to engage in involving our executive officers, directors, 5% stockholders or immediate family members of such persons:

         In December of 1998, we issued an aggregate of 200,000 common shares valued at $20,000 for services rendered to Asphalt Associates, Inc., our predecessor in interest. Of these shares, 120,000 common shares were issued to James R. Glavas, the President of Asphalt Associates prior to the merger, and 80,000 shares were issued to Tony Glavas, his son.

         Pursuant to the Merger Agreement, $1,000,000 was placed in an escrow account by Asphalt Associates, our predecessor in interest, to be disbursed to the merged entity. We loaned $250,000 of such funds to Utah WebWorks as a 30 day interest free loan. The note payable was converted to equity in the merged entity. These funds were distributed to us between January and June of 1999.

                                LEGAL PROCEEDINGS

         We are not aware that we are a party to any existing or threatened legal or administrative proceedings as of the date of this filing.

               MARKET PRICE OF AND DIVIDENDS ON OUR COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

         Since January of 1999 our common stock has traded over-the-counter and been quoted on the OTC Electronic Bulletin Board under the symbols "PWEB" and "PWEBE". There was no trading activity in our common stock during 1997 and 1998. Fidelity Transfer Company, located in Salt Lake City, Utah, currently acts as our transfer agent and registrar for the common stock. The following table presents the range of the high and low bid prices of our stock as reported by the NASDAQ Trading and Market Services. Such quotations represent prices between dealers and may not include retail markups, markdowns, or commissions and may not necessarily represent actual transactions.

         Year             Quarter                    High             Low
         1999             First                      20.0             6.875
         1999             Second                     9.875            5.625

         On December 31, 1998, the Board authorized a four-for-one forward stock split. We currently have 3,960,000 shares of common stock that are freely tradeable (except for such of those shares as may be acquired by our affiliates). The remaining common stock held by existing shareholders are "restricted securities" as that term is defined by Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for exemption from registration under Rules 144 or 701 under the Securities Act or otherwise.

         In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three month period, a number of shares that does not exceed the greater of (i) one percent of the shares outstanding, or (ii) the average weekly volume of trading in such shares for the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions. In addition, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume, manner of sale and other limitations described above.

         An employee or consultant of ours who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permit non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding-period, volume-limitation, or notice provisions of Rule 144 and permit affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this registration statement.

         Dividends. We have not paid dividends on our common stock and do not intend to do so in the future.


                     RECENT SALES OF UNREGISTERED SECURITIES

         The following discussion describes all securities sold by Pacific WebWorks within the past three years without registration:

         On December 24, 1998, we issued an aggregate of 200,000 common shares valued at $20,000 for services rendered to us. Of these shares, 120,000 common shares were issued to James R. Glavas and 80,000 shares were issued to Tony Glavas, his son, for their services to Asphalt Associates, Inc.

         On December 28, 1998, we issued an aggregate of 840,000 common shares to two accredited investors for $1,000,000, with 440,000 common shares issued to Capital Communications, Inc. and 400,000 common shares to Mutual Ventures Corporation. On January 1, 1999 we issued an aggregate of 5,000,000 common shares to the stockholders of Utah WebWorks, Inc., pursuant to the Merger Agreement under which that company merged with Asphalt Associates and changed its name to Pacific WebWorks, Inc.

         In February, 1999, we issued a warrant to Columbia Financial Group to purchase 400,000 shares of our common stock at an aggregate exercise price of $1,475,000 in exchange for their services to us.

         In connection with each of these isolated issuances of our securities, we believe that each purchaser

         - was aware that the securities had not been registered under federal securities laws;
         - acquired the securities for his/its own account for investment purposes and not with a view to or for resale in connection with any distribution for purposes of the federal securities laws;
         - understood that the securities would need to be indefinitely held unless registered or an exemption from registration applied to a proposed disposition; and
         - was aware that the certificate representing the securities would bear a legend restricting their transfer.

         We believe that, in light of the foregoing, the sale of our securities to the respective acquirers did not constitute the sale of an unregistered security in violation of the federal securities laws and regulations by reason of the exemptions provided under Sections 3(b) and 4(2) of the Securities Act of 1933, and the rules and regulations promulgated thereunder.


             DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         Common Stock. The Board authorized a four-for-one forward common stock split on December 31, 1998 and changed the authorized capital from 20,000,000 to 50,000,000 common shares, par value $.001. We have not authorized or issued any preferred stock. Holders of the common stock are entitled to receive, pro rata, such dividends as may be declared by our Board of Directors out of funds legally available for such purposes. In the event of our liquidation, dissolution or winding up, the holders of the common stock are entitled to participate in all assets remaining after the payment of liabilities. The holders of the common stock have no preemptive rights and no right to convert the common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock, and all outstanding common stock is fully paid and non-assessable. The holders of the common stock are entitled to one vote for each share they hold of record on all matters submitted to a vote of our stockholders. We have not paid, and do not intend to pay, cash dividends on the common stock for the foreseeable future.

         Anti-Takeover Effective Nevada Law In Certain Provisions. Nevada law provides that any agreement providing for the merger or consolidation for sale of all or substantially all of the assets of a corporation be approved by the owners of at least the majority of the outstanding shares of that corporation, unless a different vote is provided for in our Articles of Incorporation. Our Articles of Incorporation do not provide for a super-majority voting requirement in order to approve any such transactions. Nevada law also gives appraisal rights for certain types of mergers, plans of reorganization, or exchanges or sales of all or substantially all of the assets of a corporation. Under Nevada law, a stockholder does not have the right to dissent with respect to (a) a sale of assets or reorganization, (b) any plan of merger or any plan of exchange, if
(i) the shares held by the stockholder are part of a class of shares which are listed on a national securities exchange or the NASDAQ National Market Systems, or are held of record by not less than 2,000 shareholders and (ii) the stockholder is not required to accept for his shares any consideration other than shares of a corporation that, immediately after the effective time of the merger or exchange, will be part of a class of shares which are listed on a national securities exchange or the NASDAQ National Market System, or are held of record by not less than 2,000 holders.

         Control Share Acquisition Provision. Under Nevada law, when a person has acquired or offers to acquire one-fifth, one-third, or a majority of the stock of a corporation, a stockholders' meeting must be held after delivery of an "offeror's" statement, at the offeror's expense, so that the stockholders of the corporation can vote on whether the owner(s) of the shares proposed to be acquired (the "control shares") can exercise voting rights. Except as otherwise provided in a corporation's Articles of Incorporation, the approval of the owner(s) of a majority of the outstanding stock not held by the offerors is required so that the stock held by the offerors will have voting rights. The control share acquisition provisions are applicable to any acquisition of a controlling interest, unless the Articles of Incorporation or by-laws of a corporation in effect on the tenth day following the acquisition of a controlling interest by an acquiring person provide that the control share acquisition provisions do not apply. We have not elected out of the control share acquisition provisions of Nevada law.

         Combination Moratorium Provision. Nevada law provides that a corporation may not engage in any "combinations," which is broadly defined to include mergers, sales and leases of assets, issuances of securities, and similar transactions with an "interested stockholder" (which is defined as the beneficial owner of 10% or more of the voting power of the corporation) and certain affiliates of their associates for three years after an interested stockholder's date of acquiring the shares, unless the combination or the purchase of the shares by the interested stockholder is approved by the Board of Directors by the date the interested stockholder acquires the shares. After the initial three-year period, any combination must still be approved by majority of the voting power not beneficially owned by the interested stockholder or the interested stockholders' affiliates or associates, unless the aggregate amount of cash and the market value of the consideration other than cash that could be received by stockholders as a result of the combination is at least equal to the highest of: (a) the highest bid per share of each class or series of shares, including the common shares, on the date of the announcement of the combination or on the date the interested stockholder acquired the shares; or (b) for holders of preferred stock, the highest liquidation value of the preferred stock.

         Other Provisions. Under Nevada law, the selection of a period for achieving corporate goals is the responsibility of the directors. In addition, the officers, in exercising their respective powers with a view to the interests of the corporation, may consider (i) the interests of the corporation's employees, suppliers, creditors, and customers, (ii) the economy of the state and the nation, (iii) the interests of the economy and of society, and (iv) the long-term, as well as short-term, interests of the corporation and its stockholders, including the possibility that those interests may be best served by the continued independence of the corporation. The directors also may resist any change or potential change of control of the corporation if the directors, by majority vote of a quorum, determine that a change or potential change is opposed to or not in the best interests of the corporation "upon consideration of the interest of the corporation's stockholders," or for one of the other reasons described above. The directors may also take action to protect the interests of the corporations' stockholders by adopting or executing plans that deny rights, privileges, powers, or authority to a holder of a specific number of shares or percentage of share ownership or voting power.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Neither our Articles of Incorporation nor our bylaws provide for the indemnification of a present or former director or officer. However, pursuant to Nevada Revised Statutes Section 78.750 and 78.751 we must indemnify a director, officer, employee, or agent of the corporation who is successful on the merits or otherwise in defense of any action or suit. Such indemnification shall include expenses, including attorney's fees actually or reasonably incurred. Nevada law also provides for discretionary indemnification for each person who serves as or at the request of the corporation as our officer or director. We may indemnify such individuals against all costs, expenses, and liabilities incurred in a threatened, pending, or completed action, suit or proceeding brought because such individual is our director or officer. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interests. In a criminal action he must not have had a reasonable cause to believe his conduct was unlawful.



                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of Pacific WebWorks, Inc.

We have audited the accompanying balance sheets of Pacific WebWorks, Inc. as of December 31, 1998 and 1997 and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific WebWorks, Inc. as of December 31, 1998 and 1997 and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has had recurring operating losses and is dependent upon financing to continue operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in the Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Salt Lake City, Utah
January 26, 1998










THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS


                                             Pacific WebWorks, Inc.
                                                   Balance Sheets

                                                      Assets

                                                              March 31,                       December 31,
                                                                 1999                   1998              1997
                                                            ------------          --------------    --------------
                                                             (unaudited)
Current assets
   Cash                                                     $     549,679         $      9,306      $      5,440
   Accounts Receivable (net of allowance of
     $5,849, $6,600 and $2,545, respectively)                      16,885               10,392            28,011
   Employee Receivable                                                909                  836             1,100
                                                            -------------         ------------      ------------
Total Current Assets                                              567,473               20,534            34,551
                                                            -------------         ------------      ------------
Property and Equipment (Note 3)                                    40,270               23,353            17,708
                                                            -------------         ------------      ------------
Other Assets
   Deposits                                                         9,600                5,250              -
   Intangible Technology (Note 6)                                   6,333                6,833             8,833
                                                            -------------         ------------      ------------
Total Other Assets                                                 15,933               12,083             8,833
                                                            -------------         ------------      ------------
      Total Assets                                          $     623,676         $     55,970      $     61,092
                                                            =============         ============      ============


                                                Liabilities and Stockholders' Equity

Current Liabilities
   Accounts Payable                                         $       8,607         $     11,261     $       9,022
   Accrued Expenses                                                 3,946                3,926             6,920
   Notes Payable (Note 5)                                               -              250,000                 -
   Notes Payable - Related Party (Note 4)                               -                    -           103,902
                                                            -------------         ------------      ------------
Total Current Liabilities                                          12,553              265,187           119,844
                                                            -------------         ------------      ------------
Stockholders' Equity
   Common Stock, authorized 50,000,000
    shares of $.001 par value, issued and
    outstanding 10,000,000, 1,000 and
    1,000 shares, respectively                                     10,000                    1                 1
   Additional Paid in Capital                                   1,000,000                9,999             9,999
   Retained Deficit                                              (398,877)            (219,217)          (68,752)
                                                            -------------         ------------      ------------
       Total Stockholders' Equity                                 611,123             (209,217)          (58,752)
                                                            -------------         ------------      ------------
Total Liabilities and Stockholders' Equity                  $     623,676         $     55,970      $     61,092
                                                            =============         ============      ============



                                                       Pacific WebWorks, Inc.
                                                      Statements of Operations

                                                                For the Thre                    For the
                                                                Months Ended                   Year Ended
                                                                   March 31,                   December 31,
                                                             1999            1998           1998          1997
                                                         ------------    -----------     -----------   -----------
Revenues:                                                $     4,499     $    69,301     $  172,395    $   94,014
                                                         ------------    -----------     -----------   -----------
Expenses:

   General & Administrative                                  184,159         60,129         312,099       163,021
                                                         ------------    -----------     -----------   -----------
          Total Expenses                                     184,159         60,129         312,099       163,021
                                                         ------------    -----------     -----------   -----------
Income (Loss) from Operations                               (179,660)         9,172        (139,704)      (69,007)

Other Income (Expenses)
   Interest Expense                                                -              -         (10,761)       (3,500)
   Other Income                                                    -              -               -         3,755
                                                         ------------    -----------     -----------   -----------
Net Income (Loss)                                        $  (179,660)    $    9,172      $ (150,465)   $  (68,752)
                                                         ============    ===========     ===========   ===========
Net Income (Loss) Per Share                              $      (.02)      $   9.17      $  (150.46)   $   (68.75)
                                                         ============    ===========     ===========   ===========
Weighted average shares outstanding                        8,333,500          1,000           1,000         1,000
                                                         ============    ===========     ===========   ===========



                                                       Pacific WebWorks, Inc.
                                                  Statement of Stockholders' Equity

                                                                                          Additional
                                                                  Common Stock              Paid-in        Retained
                                                             Shares         Amount          Capital         Deficit
                                                          -----------    ------------    ------------    ------------
Balance at Inception on April 10, 1997                             -     $         -     $         -     $          -

April 1997, shares issued for cash at $10 per share            1,000               1           9,999                -

Net loss December 31, 1997                                         -               -               -         (68,752)
                                                          -----------    ------------    ------------    ------------
Balance, December 31, 1997                                     1,000               1           9,999         (68,752)

Net loss December 31, 1998                                         -               -               -        (150,465)
                                                          -----------    ------------    ------------    ------------
Balance, December 31, 1998                                     1,000               1           9,999        (219,217)

Reverse merger and Reorganization adjustment               9,999,000           9,999         990,001                -

Net loss March 31, 1999                                            -     -                         -        (179,660)
                                                          -----------    ------------    ------------    ------------
Balance, March 31, 1999                                   10,000,000     $    10,000     $ 1,000,000     $  (398,877)
                                                          ==========     ============    ============    ============


                                                       Pacific WebWorks, Inc.
                                                       Statement of Cash Flows


                                                                For the Three                      For the
                                                                 Months Ended                    Year Ended
                                                                   March 31,                     December 31,
                                                              1999           1998            1998            1997
                                                          -----------    ------------    ------------    ------------
Cash Flows form Operating
 Activities:
     Net Income (loss)                                    $ (179,660)    $     9,172     $  (150,465)    $   (68,752)
     Adjustments to reconcile
       net (loss) to net cash
       provided by operations
         Depreciation & Amortization                           4,942               -          13,151           5,473
          Bad Debt                                                 -               -           4,055           2,545
          Change in assets and liabilities:
         Accounts receivable                                  (7,591)         (4,134)         13,828         (31,656)
         Accounts Payable and accrued expenses                (2,634)         (2,624)           (755)         15,942
                                                          -----------    ------------    ------------    ------------
Net Cash Flows used in
 Operating Activities                                       (184,943)          2,414        (120,186)        (76,448)
                                                          -----------    ------------    ------------    ------------
Cash Flows from Investing
 Activities:
       Cash paid for property and equipment                  (20,334)         (3,055)        (12,675)        (22,014)
       Cash paid for deposits                                 (4,350)         (4,600)         (5,250)              -
       Cash paid for technology                                    -               -               -         (10,000)
       Cash acquired in acquisition                          750,000               -               -               -
                                                          -----------    ------------    ------------    ------------
Net Cash Paid for Investing Activities                       725,316          (7,655)        (17,925)        (32,014)
                                                          -----------    ------------    ------------    ------------
Cash Flows from Financing
 Activities:
      Cash from debt financing                               210,000           5,000         381,300         108,802
      Issuance of stock                                            -               -            -             10,000
      Principle payments on Debt financing                  (210,000)              -        (239,323)         (4,900)
                                                          -----------    ------------    ------------    ------------
Net Cash Flows from Financing Activities                           -           5,000         141,977         113,902
                                                          -----------    ------------    ------------    ------------

Net increase (decrease) in cash                              540,373            (241)          3,866           5,440

Cash, beginning of period                                      9,306           5,440           5,440               -
                                                          -----------    ------------    ------------    ------------
Cash, end of period                                       $  549,679     $     5,198     $     9,306     $     5,440
                                                          ===========    ============    ============    ============

Supplemental Cash Flow Information
   Cash Paid for:
     Interest                                                                            $    14,262     $         -
     Taxes                                                                               $         -     $         -

                             Pacific WebWorks, Inc.
                     Notes to The Financial Statements March
                31, 1999 (unaudited), December 31, 1998 and 1997

NOTE 1 - Summary of Significant Accounting Policies

         a.  Organization

              Pacific WebWorks, Inc., (formerly Utah Webworks, Inc.)(the "Company") was organized in the State of Utah on April 10, 1997. The Company was organized to develop, service and sell computer and internet related software and hardware, and is currently engaged in such activities. The Company's headquarters are located in Salt Lake City, Utah. On January 11, 1999, the Company merged with Pacific Webworks, Inc. a Nevada corporation and changed the name of the Company to Pacific Webworks, Inc.

         b.  Accounting Method

             The Company recognizes income and expenses on the accrual basis of accounting.

         c.  Earnings (Loss) Per Share

             The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

         d.  Cash and Cash Equivalents

              The  Company   considers  all  highly  liquid   investments   with
         maturities of three months or less to be cash equivalents.

         e.  Provision for Income Taxes

              The Company has elected an S-Corp status for income tax purposes, which provides for all taxable income or loss to pass through to the shareholders to be taxed on an individual level. Therefore, there is no provision for income taxes at the corporate level and no deferred tax provision.

         f.  Use of Estimates in the Preparation of Financial Statements

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets involve extensive reliance on management's estimates. Actual results could differ from those estimates.

NOTE 2 - Going Concern

              The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has had recurring operating losses since inception and is dependent on financing to continue operations. Management has secured a financial commitment through a reverse merger subsequent to the audit date (see subsequent events Note 7). This commitment if fulfilled will provide the Company with sufficient funds to expend business operations in order to generate sufficient revenues to cover anticipated costs. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

NOTE 3 - Property and Equipment

              Property and Equipment consists of the following at December 31, 1998 and 1997:

                                                         December 31,
                                                    1998               1997
                                               -------------    -------------
               Computer Equipment              $     32,990     $     20,315
               Furniture and Fixtures                 5,820            1,699
                                               -------------    -------------
                  Total                              38,810           22,014
               Less Accumulated Depreciation        (15,457)           (4,306)
                                               -------------    -------------
                                                     23,353           17,708
                                               =============    =============

              Depreciation expense for the period ended December 31, 1998 and 1997 was $11,151 and $4,306, respectively.


NOTE 4 - Related Party Transactions

              Lamar Taylor an officer and shareholder of the Company, advanced funds to the Company for operating capital in the amounts of $131,300 and $108,800 during the periods ended December 31, 1998 and 1997, respectively. All advances were repaid during 1998 and the balance at December 31, 1997 totaled $103,902.

NOTE 5 - Notes Payable

              The Company borrowed $250,000 from Pacific WebWorks, Inc. a public corporation, as a 30 day interest free loan pursuant to a merger agreement which became effective on January 11, 1999. At such time the note payable was converted to equity in the merged entity. (See Note
         7).

NOTE 6 - Intangible Technology

              On May 7, 1997, the Company entered into an agreement for assignment of a security interest and judgement from a bank for various software service codes and other technology they held. The Company paid $10,000 for the transfer of these software tools and is amortizing them over a five year life. Amortization expense is $1,167 and $2,000 for the years ended December 31, 1997 and 1998, respectively.

NOTE 7 - Subsequent Events

              Effective January 11, 1999, the Company entered into an agreement and Plan of Reorganization with Pacific Webworks, Inc., formerly Asphalt Associates, Inc. (a public company). The agreement provides for the merger of the Company into Pacific to be treated as a reverse merger, thus leaving the Company as the accounting survivor. Pursuant to the agreement, Pacific issued 5,000,000 shares of common stock to the shareholders of the Company for all shares of the Company. The management of Pacific resigned and the management and board of the Company filled the vacancy. Pacific has cash in escrow of $750,000 and a note receivable from the Company of $250,000 as its only assets.

NOTE 8 - Unaudited Information

             Pacific WebWorks, Inc. (the Company) has elected to omit substantially all footnotes to the financial statements for the three months ended March 31, 1999. The information furnished herein was taken from the books and records of the Company without audit. However, such information reflects all adjustments which are, in the opinion of management, necessary to properly reflect the results of the three months ended March 31, 1999. The information presented is not necessarily indicative of the results from operations expected for the full fiscal year.

NOTE 9 - Consolidation Policy

             The March 31, 1999 unaudited financial statements are consolidated, to include the books of Pacific Webworks, Inc. (Utah) and its parent Pacific Webworks, Inc. (Nevada). All intercompany accounts have been eliminated in the consolidation.

                   CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURES

         We have had no change in, or disagreements with, our principal independent accountant during the last two fiscal years.


                        FINANCIAL STATEMENTS AND EXHIBITS

(a)      Exhibits

         Exhibit Number             Description

         2.1 Articles of Merger for Asphalt Associates, Inc., dated January 6, 1999

         2.2 Agreement and Plan of Merger between Asphalt Associates, Inc., and Utah WebWorks, Inc., dated January 11, 1999

         3.1                        Articles   of   Incorporation   of   Asphalt
                                    Associates, Inc.

         3.2                        Amended  and  Restated   Bylaws  of  Pacific
                                    WebWorks, Inc.

         10.1 Master Service Agreement between Electric Lightware, Inc. and Utah WebWorks, Inc., dated February 2, 1998

         10.2 Internet Access Agreement, Addendum to Master Service Agreement between Electric Lightwaew, Inc. and Utah WebWorks, Inc., dated February 2, 1998

         10.3                       Form of Employment Agreement

         10.4 Development, License and Service Agreement between American Home Business Association and Utah WebWorks, Inc., dated April 15, 1999

         10.5                       Form of Reseller Agreement

         10.6 Lease Agreement between Utah WebWorks and Westgate Business Center dated January 11, 1999

         10.7                       Letter Agreement between Utah WebWorks, Inc.
                                    and IntelliPay, Inc.

         10.8                       Consulting    Agreement   between   Columbia
                                    Financial Group and Pacific WebWorks, Inc., dated January 26, 1999

         11.1* Statement re computation of earnings per share

         12.1*                      Statement re computation of ratios

         27.1                       Financial Data Schedule

* TO BE FILED BY AMENDMENT